Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

March 31, 2024

REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

To the Shareholders and Management of

StoneCo Ltd.

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd. (the “Company”) as at March 31, 2024 which comprise the interim consolidated statement of financial position as at March 31, 2024 and the related interim consolidated statements of profit or loss, of other comprehensive income, changes in equity and cash flows for the three months period then ended and explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, May 10, 2024.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

StoneCo Ltd.

Unaudited interim consolidated statement of financial position

As of March 31, 2024 and December 31, 2023

(In thousands of Brazilian Reais)

	Notes	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	4	4,988,332	2,176,416
Short-term investments	5.1	463,686	3,481,496
Financial assets from banking solutions	5.5	6,620,250	6,397,898
Accounts receivable from card issuers	5.2.1	26,470,461	23,895,512
Trade accounts receivable	5.3.1	448,949	459,947
Loans operations portfolio	5.4	342,408	209,957
Recoverable taxes	7	216,143	146,339
Derivative financial instruments	5.7	3,309	4,182
Other assets	6	384,188	380,854
		39,937,726	37,152,601
Non-current assets
Long-term investments	5.1	46,253	45,702
Accounts receivable from card issuers	5.2.1	81,720	81,597
Trade accounts receivable	5.3.1	25,493	28,533
Loans operations portfolio	5.4	90,296	40,790
Receivables from related parties	11.1	2,193	2,512
Deferred tax assets	8.2	681,296	664,492
Other assets	6	171,442	137,508
Investment in associates		86,352	83,010
Property and equipment	9.1	1,698,390	1,661,897
Intangible assets	10.1	8,791,224	8,794,919
		11,674,659	11,540,960

Total assets		51,612,385	48,693,561

Liabilities and equity
Current liabilities
Deposits from banking customers	5.5	5,985,018	6,119,455
Accounts payable to clients	5.2.2	19,008,971	19,163,672
Trade accounts payable		510,354	513,877
Borrowing and financing	5.6.1	1,663,547	1,374,766
Obligations to FIDC quota holders	5.6.1	567,655	505,231
Labor and social security liabilities		396,974	515,749
Taxes payable		611,989	514,299
Derivative financial instruments	5.7	350,459	316,171

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of financial position

As of March 31, 2024 and December 31, 2023

(In thousands of Brazilian Reais)

	Notes	March 31, 2024	December 31, 2023
Other liabilities		187,309	119,526
		29,282,276	29,142,746
Non-current liabilities
Accounts payable to clients	5.2.2	35,413	35,455
Borrowing and financing	5.6.1	3,720,673	3,639,215
Obligations to FIDC quota holders	5.6.1	2,334,126	—
Deferred tax liabilities	8.2	559,424	546,514
Provision for contingencies	12.1	225,802	208,866
Labor and social security liabilities		39,010	34,301
Other liabilities		411,028	410,504
		7,325,476	4,874,855

Total liabilities		36,607,752	34,017,601

Equity	13
Issued capital	13.1	76	76
Capital reserve	13.2	14,065,927	14,056,484
Treasury shares	13.3	(279,319)	(282,709)
Other comprehensive income (loss)	13.4	(376,599)	(320,449)
Retained earnings (accumulated losses)		1,541,843	1,168,862
Equity attributable to controlling shareholders		14,951,928	14,622,264
Non-controlling interests		52,705	53,696
Total equity		15,004,633	14,675,960

Total liabilities and equity		51,612,385	48,693,561

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the three months ended March 31, 2024 and 2023

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31,
	Notes	2024	2023

Net revenue from transaction activities and other services	15.1	749,830	733,056
Net revenue from subscription services and equipment rental	15.1	456,709	445,129
Financial income	15.1	1,741,114	1,375,044
Other financial income	15.1	137,257	158,427
Total revenue and income		3,084,910	2,711,656

Cost of services	16	(809,926)	(721,277)
Administrative expenses	16	(257,000)	(298,048)
Selling expenses	16	(529,675)	(389,928)
Financial expenses, net	17	(896,547)	(923,639)
Mark-to-market on equity securities designated at FVPL	16	—	30,574
Other income (expenses), net	16	(108,056)	(101,504)
		(2,601,204)	(2,403,822)

Gain (loss) on investment in associates		311	(1,022)
Profit before income taxes		484,017	306,812

Current income tax and social contribution	8.1	(105,852)	(43,554)
Deferred income tax and social contribution	8.1	(4,570)	(37,568)
Net income for the period		373,595	225,690

Net income (loss) attributable to:
Controlling shareholders		372,981	226,639
Non-controlling interests		614	(949)
		373,595	225,690

Earnings per share
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	R$ 1.21	R$ 0.72
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	R$ 1.18	R$ 0.70

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the three months ended March 31, 2024 and 2023

(In thousands of Brazilian Reais)

		Three months ended March 31,
	Notes	2024	2023

Net income for the period		373,595	225,690
Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1	(24,381)	91,757
Tax on changes in the fair value of accounts receivable from card issuers		8,290	(31,198)
Exchange differences on translation of foreign operations		(315)	(4,464)
Changes in the fair value of cash flow hedge	5.7.1	(42,499)	105,981

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Net monetary position in hyperinflationary economies		897	858
Changes in the fair value of equity instruments designated at fair value	5.1	750	(393)
Other comprehensive income for the period		(57,258)	162,541

Total comprehensive income for the period		316,337	388,231

Total comprehensive income attributable to:
Controlling shareholders		316,831	389,180
Non-controlling interests		(494)	(949)
Total comprehensive income for the period		316,337	388,231

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the three months ended March 31, 2024 and 2023

(In thousands of Brazilian Reais)

	Attributable to controlling shareholders
		Capital reserve
	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Retained earnings	Total	Non-controlling interests	Total

Balance as of December 31, 2022	76	13,825,325	(445,062)	61,127	377,429	13,818,819	(69,085)	(432,701)	(423,203)	12,893,906	56,118	12,950,024
Net income (loss) for the period	—	—	—	—	—	—	—	—	226,639	226,639	(949)	225,690
Other comprehensive income for the period	—	—	—	—	—	—	—	162,541	—	162,541	—	162,541
Total comprehensive income	—	—	—	—	—	—	—	162,541	226,639	389,180	(949)	388,231
Share-based payments	—	—	—	—	59,433	59,433	—	—	—	59,433	4	59,437
Equity transaction related to put options over non-controlling interest	—	—	—	—	(8,290)	(8,290)	—	—	—	(8,290)	1,650	(6,640)
Dividends paid	—	—	—	—	—	—	—	—	—	—	(1,408)	(1,408)
Others	—	—	—	—	(23)	(23)	—	—	—	(23)	—	(23)
Balance as of March 31, 2023	76	13,825,325	(445,062)	61,127	428,549	13,869,939	(69,085)	(270,160)	(196,564)	13,334,206	55,415	13,389,621

Balance as of December 31, 2023	76	13,825,325	(518,504)	61,127	688,536	14,056,484	(282,709)	(320,449)	1,168,862	14,622,264	53,696	14,675,960
Net income for the period	—	—	—	—	—	—	—	—	372,981	372,981	614	373,595
Other comprehensive income for the period	—	—	—	—	—	—	—	(56,150)	—	(56,150)	(1,108)	(57,258)
Total comprehensive income	—	—	—	—	—	—	—	(56,150)	372,981	316,831	(494)	316,337
Share-based payments	—	—	(3,390)	—	21,804	18,414	3,390	—	—	21,804	—	21,804
Equity transaction related to put options over non controlling interest	—	—	—	—	(8,971)	(8,971)	—	—	—	(8,971)	2,246	(6,725)
Dividends paid	—	—	—	—	—	—	—	—	—	—	(2,743)	(2,743)
Balance as of March 31, 2024	76	13,825,325	(521,894)	61,127	701,369	14,065,927	(279,319)	(376,599)	1,541,843	14,951,928	52,705	15,004,633

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the three months ended March 31, 2024 and 2023

(In thousands of Brazilian Reais)

		Three months ended March 31,
	Notes	2024	2023
Operating activities
Net income for the period		373,595	225,690
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	217,335	212,494
Deferred income tax and social contribution	8.1	4,570	37,568
Gain (loss) on investment in associates		(311)	1,022
Accrued interest, monetary and exchange variations, net		11,364	(131,572)
Provision (reversal) for contingencies	12.1	16,144	(2,367)
Share-based payments expense	18.1.4	25,783	70,118
Allowance for expected credit losses		54,202	10,852
Loss on disposal of property, equipment and intangible assets	19.5	6,070	14,948
Effect of applying hyperinflation accounting		1,311	1,209
Loss on sale of subsidiary	3.1	52,958	—
Fair value adjustment in financial instruments at FVPL	19.1	(16,805)	85,825
Fair value adjustment in derivatives		10,629	4,593
Working capital adjustments:
Accounts receivable from card issuers		(1,963,001)	2,615,995
Receivables from related parties		10,341	1,954
Recoverable taxes		(63,422)	(50,680)
Prepaid expenses		(13,957)	26,792
Trade accounts receivable, banking solutions and other assets		(184,054)	(18,399)
Loans operations portfolio		(193,079)	—
Accounts payable to clients		(1,778,728)	(2,367,437)
Taxes payable		156,107	74,115
Labor and social security liabilities		(116,081)	(74,926)
Payment of contingencies	12.1	(7,356)	(15,612)
Trade accounts payable and other liabilities		80,458	1,234
Interest paid		(51,153)	(133,428)
Interest income received, net of costs	19.4	958,208	606,793
Income tax paid		(64,186)	(28,385)
Net cash provided by in operating activities		(2,473,058)	1,168,396
Investing activities
Purchases of property and equipment	19.5	(180,622)	(340,329)
Purchases and development of intangible assets	19.5	(126,027)	(76,061)
Proceeds from (acquisition of) short-term investments, net		3,029,151	253,534
Sale of subsidiary, net of cash disposed of	3.1	(4,204)	—
Proceeds from disposal of long-term investments – equity securities		—	218,105
Proceeds from the disposal of non-current assets	19.5	41	206
Payment for interest in subsidiaries acquired		(17,910)	(3,839)
Net cash provided by (used in) investing activities		2,700,429	51,616
Financing activities
Proceeds from borrowings	5.6.1	1,017,875	1,049,990
Payment of borrowings	5.6.1	(790,140)	(1,580,632)
Proceeds from FIDC quota holders	5.6.1	2,406,548	—
Payment to FIDC quota holders		(33,303)	(332,500)
Payment of principal portion of leases liabilities	5.6.1	(13,606)	(21,840)
Acquisition of non-controlling interests		—	(888)
Dividends paid to non-controlling interests		(2,743)	(1,408)
Net cash provided by (used in) financing activities		2,584,631	(887,278)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the three months ended March 31, 2024 and 2023

(In thousands of Brazilian Reais)

Effect of foreign exchange on cash and cash equivalents		(86)	10,233
Change in cash and cash equivalents		2,811,916	342,967
Cash and cash equivalents at beginning of period	4	2,176,416	1,512,604
Cash and cash equivalents at end of period	4	4,988,332	1,855,571
Change in cash and cash equivalents		2,811,916	342,967

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. box 10240 Grand Cayman E9 KY1-1002.

VCK Investment Fund Limited SAC is the ultimate parent of HR Holdings LLC, which holds, approximately, 31% of the Company’s voting shares. VCK Investment Fund Limited SAC is owned by the co-founder of the Company, Mr. Andre Street.

The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE and its Brazilian Depositary Receipts (“BDRs”) representing the underlying Company´s shares are traded on the Brazilian stock exchange (B3) under the ticker symbol STOC31.

The Company and its subsidiaries (collectively, the “Group”) provide financial services and software solutions to clients across in-store, mobile and online device platforms helping them to better manage their businesses by increasing the productivity of their sales initiatives.

The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2024 and 2023 were approved by the Audit Committee on 10 May, 2024.

1.1. Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

2.	Basis of preparation and changes to the Group’s accounting policies and estimates

2.1.	Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2024 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023.

The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year, except for the following:

From January 1, 2024 onwards, the Group recognizes revenues from membership fees deferred through the expected lifetime of the client. The new criteria has been adopted and the Group has applied prospectively because the effect of the change and of the old criteria was not material to the consolidated financial statements both for the current and past periods. For further details see Note 15.1.

2.2.	Estimates

The preparation of the Group’s financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

Judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2023.

3.	Group information

3.1.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.

The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Principal activities	March 31, 2024	December 31, 2023

Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios (“FIDC TAPSO”)	Investment fund	100.00	100.00

During the three months ended March 31, 2024 the Group incorporated the companies Linx Impulse Ltda ("Linx Impulse"), Stone Sociedade de Crédito, Financiamento e Investimentos S.A. ("SCFI"), Sponte Educação Ltda ("Sponte Educação") and Linx Automotivo Ltda (“Linx Automotivo”) all of which are wholly owned by the Group.

On February 7, 2024, the equity interest of Pinpag was sold, thus, the Group ceased to hold equity interest in Pinpag.

Other than the changes described above there were no other changes in the interest held by the Group in its subsidiaries since January 1, 2024.

During the three months ended March 31, 2024, there were no changes in the ownership of the structured entities.

The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.9.1. )

3.2.	Associates

The following table shows all entities in which the Group has significant influence.

		% Group's equity interest
Entity name	Principal activities	March 31, 2024	December 31, 2023

Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
APP Sistemas S.A. (“APP”) (a)	Technology services	19.80	19.90
Agilize Tecnologia S.A ("Agilize")	Technology services	33.33	33.33
Dental Office S.A. (“RH Software”)	Technology services	20.00	20.00
Neostore Desenvolvimento de Programas de Computador S.A. (“Neomode”)	Technology services	40.02	40.02
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50

(a)	During the three months ended March 31, 2024 the equity interest held by the Group was diluted by the issuance of new shares under a long-term incentive program.

The Group holds call options to acquire additional interests in some of its associates (Note 5.7).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents

	March 31, 2024	December 31, 2023

Denominated in R$	4,937,037	2,128,425
Denominated in US$	51,295	47,991
	4,988,332	2,176,416

5.	Financial instruments

5.1.	Short and Long-term investments

	Short-term		Long-term	March 31, 2024
	Listed securities	Unlisted securities	Unlisted securities

Bonds(a)
Brazilian sovereign bonds	60,595	—	—	60,595
Structured notes linked to Brazilian sovereign bonds	—	342,103	—	342,103
Corporate bonds	59,550	—	—	59,550
Equity securities(b)	—	—	46,253	46,253
Investment funds(c)	—	1,438	—	1,438
	120,145	343,541	46,253	509,939

Current				463,686
Non-current				46,253

	Short-term		Long-term	December 31, 2023
	Listed securities	Unlisted securities	Unlisted securities

Bonds(a)
Brazilian sovereign bonds	2,954,236	—	—	2,954,236
Structured notes linked to Brazilian sovereign bonds	—	473,259	—	473,259
Corporate bonds	51,933	—	—	51,933
Equity securities(b)	—	—	45,702	45,702
Investment funds(c)	—	2,068	—	2,068
	3,006,169	475,327	45,702	3,527,198

Current				3,481,496
Non-current				45,702

(a)	As of March 31, 2024, bonds of listed securities are mainly linked to the CDI and Selic benchmark interest rates.

(b)	Comprised of common shares of unlisted entities. All assets at the reporting dates are unlisted securities that are not traded in an active market and recognized at fair value through other comprehensive income. Fair value of unlisted equity instruments was determined based on negotiations of the securities. The change in fair value of equity securities at FVOCI for the three months ended March 31, 2024 was R$ 750, (R$ (393) for the three months ended March 31, 2023).

(c)	Comprised of foreign investment fund shares.

Short and Long-term investments are denominated in Brazilian Reais and U.S. dollars.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.2.	Accounts receivable from card issuers and accounts payable to clients

5.2.1.	Composition of accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	March 31, 2024	December 31, 2023

Accounts receivable from card issuers (a)	25,982,959	23,364,806
Accounts receivable from other acquirers (b)	628,309	667,922
Allowance for expected credit losses	(59,087)	(55,619)
	26,552,181	23,977,109

Current	26,470,461	23,895,512
Non-current	81,720	81,597

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

Part of the Group’s cash requirement are to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the definitive sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in statement of financial position, as these entities are consolidated in the financial statements. As of March 31, 2024 a total of R$ 430,931 (December 31 - R$ 467,622) were consolidated through FIDC ACR FAST and R$ 2,541,948 (December, 2023 - R$ nil) through FIDC ACR I, of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of March 31, 2024, the sale of receivables that were derecognized from accounts receivables from card issuers in the statement of financial position represent the main form of funding used for the prepayment business.

Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

5.2.2.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

5.3.	Trade accounts receivable

5.3.1.	Composition of trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	March 31, 2024	December 31, 2023

Accounts receivable from subscription services	281,614	293,304
Accounts receivable from equipment rental	110,550	114,252
Chargeback	72,023	72,401
Services rendered	43,133	51,456
Others	33,154	28,101
Receivables from registry operation	27,312	22,347
Cash in transit	20,767	24,172
Allowance for expected credit losses	(114,111)	(117,553)
Total	474,442	488,480

Current	448,949	459,947
Non-current	25,493	28,533

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.4.	Loans operations portfolio

Portfolio balances by product:

	March 31, 2024	December 31, 2023

Credit card	7,900	3,131
Working capital loan	531,703	309,677
Loans operations portfolio, gross	539,603	312,808

Allowance for expected credit losses (Note 5.4.4)	(106,899)	(62,061)
Loans operations portfolio, net of allowance for expected credit losses	432,704	250,747

Current	342,408	209,957
Non-current	90,296	40,790

5.4.1.	Non-performing loans ("NPL")

Total outstanding of the contract whenever the clients default on an installment:

	March 31, 2024	December 31, 2023

Balances not overdue	512,117	301,590
Balances overdue by
<= 15 days	7,974	4,351
15 < 90 days	11,711	6,016
> 90 days	7,801	851
	27,486	11,218

Loans operations portfolio, gross	539,603	312,808

5.4.2.	Aging by maturity

	March 31, 2024	December 31, 2023

Installments not overdue
<= 30 days	29,987	14,376
30 < 60 days	52,312	30,670
61 < 180 days	185,889	110,957
181 < 360 days	174,934	113,323
361 < 720 days	84,971	41,573
> 720 days	4,915	61
	533,008	310,960

Installments overdue by
<= 30 days	2,446	947
30 < 90 days	2,625	799
91 < 180 days	1,427	99
181 < 360 days	97	3
	6,595	1,848

Loans operations portfolio, gross	539,603	312,808

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.4.3.	Gross carrying amount

The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, among which information addressing the behavior of each debtor. The Group calculates its loans operations portfolio in three stages:

(i)	Stage 1: corresponds to loans that do not present significant increase in credit risk since origination;

(ii)	Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination

The Group determines Stage 2 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 30 days, or;

(b)	relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.

For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.

(iii)	Stage 3: corresponds to impaired loans.

The Group determines Stage 3 based on following criteria:

(a)	absolute criteria: financial asset overdue more than 90 days, or;

(b)	relative criteria: indicators that the financial asset will not be paid in full without activating a guarantee or financial guarantee.

The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.

The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.

Management regularly seeks forward looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect this forward looking perspective.

Reconciliation of gross portfolio of loans operations, segregated by Stages:

Stage 1	December 31, 2023	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	3,131	(250)	—	11	—	—	4,769	7,661
Working capital loan	296,282	(25,140)	(792)	6,542	138	—	221,769	498,799
	299,413	(25,390)	(792)	6,553	138	—	226,538	506,460

Stage 2	December 31, 2023	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	—	(11)	(13)	250	—	—	—	226
Working capital loan	12,195	(6,542)	(6,734)	25,140	21	—	141	24,221
	12,195	(6,553)	(6,747)	25,390	21	—	141	24,447

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

Stage 3	December 31, 2023	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	—	—	—	—	13	—	—	13
Working capital loan	1,200	(138)	(21)	792	6,734	—	116	8,683
	1,200	(138)	(21)	792	6,747	—	116	8,696

Consolidated 3 stages	December 31, 2023	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	3,131	—	4,769	7,900
Working capital loan	309,677	—	222,026	531,703
	312,808	—	226,795	539,603

5.4.4.	Allowance for expected credit losses of loans operations

Stage 1	December 31, 2023	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	200	(98)	—	6	—	—	446	554
Working capital loan	57,576	(8,243)	(554)	1,236	13	—	42,001	92,029
	57,776	(8,341)	(554)	1,242	13	—	42,447	92,583

Stage 2	December 31, 2023	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	—	(6)	(10)	98	—	—	—	82
Working capital loan	3,445	(1,236)	(4,714)	8,243	6	—	2,400	8,144
	3,445	(1,242)	(4,724)	8,341	6	—	2,400	8,226

Stage 3	December 31, 2023	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	—	—	—	—	10	—	—	10
Working capital loan	840	(13)	(6)	554	4,714	—	(9)	6,080
	840	(13)	(6)	554	4,724	—	(9)	6,090

Consolidated 3 stages	December 31, 2023	Derecognition	Acquisition / (Settlement)	March 31, 2024

Credit card	200	—	446	646
Working capital loan	61,861	—	44,392	106,253
	62,061	—	44,838	106,899

5.5.	Financial assets from banking solutions and deposits from banking customers

As required by Brazilian Central Bank (“BACEN”) regulation, financial assets arising from deposits from banking customers in payment accounts must be fully deposited in government securities, and/or deposits at BACEN ("CCME").

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.6.	Borrowing and financing and Obligations to FIDC quota holders

5.6.1.	Changes in loans and financing and obligations to FIDC quota holders

	December 31, 2023	Additions	Disposals	Payment of principal	Payment of interest	Changes in Exchange Rates	Fair value adjustment	Interest	March 31, 2024

Obligations to FIDC ACR I quota holders (a)	—	2,325,984	—	—	—	—	(16,805)	24,948	2,334,127
Obligations to FIDC TAPSO quota holders	53,103	—	—	—	—	—	—	1,606	54,709
Obligations to FIDC ACR FAST quota holders	452,128	80,564	—	(33,302)	—	—	—	13,556	512,946
Leases	173,683	25,540	(4,695)	(13,606)	(2,785)	79	—	2,785	181,001
Bonds	2,402,698	—	—	—	—	77,758	—	25,350	2,505,806
Bank borrowings	1,321,348	1,017,875	—	(790,141)	(41,188)	6,788	—	38,918	1,553,600
Receivables backed securities	102,018	—	—	—	(7,180)	—	—	3,253	98,091
Debentures	1,014,234	—	—	—	—	—	—	31,487	1,045,721
	5,519,212	3,449,963	(4,695)	(837,049)	(51,153)	84,625	(16,805)	141,903	8,286,001

Current	1,879,997								2,231,202
Non-current	3,639,215								6,054,799

(a)	FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a SPV funded by a revolving facility in which United States International Development Finance Corporation (¨DFC¨) has invested US$ 467.5 million, funding our prepayment bussiness through sales to this FIDC. The FIDC ACR I has a final maturity of seven years and pay a semi-annual coupon at a fixed 12.75% in R$.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.7.	Derivative financial instruments, net

	March 31, 2024	December 31, 2023

Cross-currency interest rate swap used as hedge accounting instrument classified as cash flow hedge (Note 5.7.1.1)	(335,977)	(311,445)
Interest rate swap used as hedge accounting instrument classified as fair value hedge (Note 5.7.1.2)	(12,112)	—
Derivatives used as economic hedge instrument (Note 5.7.2)	(2,177)	(4,097)
Call options to acquire additional interest in associates and subsidiaries	3,116	3,553
Derivative financial instruments, net	(347,150)	(311,989)

5.7.1	Hedge accounting

5.7.1.1 Cash flow hedge

During 2021, the Group entered into hedge operations to protect its inaugural dollar bonds, subject to foreign exchange exposure using cross-currency interest rate swap contracts. Additionally, in January 2024, the Group entered into hedge operations to protect bank borrowings, subject to foreign exchange exposure using cross-currency interest rate swap contracts. The transactions have been designated for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the US Dollar denominated bonds / bank borrowings due to changes in the exchange rate. The effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income, recorded in a specific equity account, and subsequently reclassified into earnings in the same period the hedge object affects earnings, while any ineffective portion, when applicable, is immediately recognized in profit or loss. The details of the cross-currency interest rate swaps and their financial position as of March 31, 2024 are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of March 31, 2024 – Asset (Liability)	Gain (loss) recognized in income in three months ended March 31, 2024(a)	Gain (loss) recognized in OCI (net of tax) in three months ended March 31, 2024(b)	Fair value as of December 31, 2023 – Asset (Liability)

Inaugural dollar bonds as hedged item
50,000	248,500	CDI + 2.94%	June 23, 2021	June 16, 2028	(29,301)	1,840	(4,174)	(26,967)
50,000	247,000	CDI + 2.90%	June 24, 2021	June 16, 2028	(28,627)	1,914	(4,183)	(26,359)
50,000	248,500	CDI + 2.90%	June 24, 2021	June 16, 2028	(32,067)	1,735	(4,097)	(27,625)
75,000	375,263	CDI + 2.99%	June 30, 2021	June 16, 2028	(17,709)	800	(2,014)	(43,894)
50,000	250,700	CDI + 2.99%	June 30, 2021	June 16, 2028	(47,425)	2,629	(6,160)	(29,705)
50,000	250,110	CDI + 2.98%	June 30, 2021	June 16, 2028	(40,015)	1,444	(3,943)	(29,207)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(29,915)	1,864	(4,155)	(16,495)
25,000	127,353	CDI + 2.99%	July 15, 2021	June 16, 2028	(17,789)	800	(2,015)	(16,573)
50,000	259,890	CDI + 2.96%	July 16, 2021	June 16, 2028	(20,447)	739	(1,959)	(37,516)
25,000	131,025	CDI + 3.00%	August 6, 2021	June 16, 2028	(20,648)	673	(1,930)	(18,487)
25,000	130,033	CDI + 2.85%	August 10, 2021	June 16, 2028	(31,555)	1,761	(4,109)	(19,391)
25,000	130,878	CDI + 2.81%	August 11, 2021	June 16, 2028	(19,706)	754	(1,973)	(19,226)
Bank borrowings as hedged item
95,000	467,875	CDI + 1.70%	January 4, 2024	January 8, 2025	(773)	1,014	(1,787)	—
				Net amount	(335,977)	17,967	(42,499)	(311,445)

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The amount recognized during the three months ended March 31, 2023 was a loss of R$ 145,166.

(b)	Recognized in equity, in “Other comprehensive income.” The balance in the cash flow hedge reserve as of March 31, 2024 is a loss of R$ 239,687 (2023 - loss of R$ 197,188).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.7.1.2 Fair Value Hedge

During the first quarter of 2024, the Group entered into hedge operations to change fixed rate to post-fixed rate (CDI) on the obligations to FIDC quota holders of FIDC ACR I using interest rate swap contracts. The transactions have been designated for hedge accounting and classified as fair value hedge. The fair value changes on both the hedge instruments and hedge object are recognized in profit or loss. The details of the interest rate swaps and their financial position as of March 31, 2024 are presented as follows.

Notional in R$(a)	Pay rate in local currency	Trade date	Due date	Fair value as of March 31, 2024 – Asset (Liability)	Gain (loss) recognized in income in three months ended March 31, 2024(b)	Fair value as of December 31, 2023 – Asset (Liability)

760,040	CDI + 2.03%	January 17, 2024	January 31, 2031	(8,297)	(8,297)	—
471,000	CDI + 2.14%	February 28, 2024	January 31, 2031	(3,430)	(3,430)	—
265,000	CDI + 1.68%	March 15, 2024	January 31, 2031	(406)	(406)	—
25,228	CDI + 1.94%	March 18, 2024	January 31, 2031	13	13	—
14,514	CDI + 1.57%	March 18, 2024	January 31, 2031	8	8	—
			Net amount	(12,112)	(12,112)	—

(a)	The interest expense of the hedged obligations is taxable/deductible. The hedge relationship has been designed to hedge the fair value risk on an after-tax basis. As a result, the notional amount of the swaps is less than the notional amount of the obligation.

(b)       Recognized in the statement of profit or loss, in “Financial expenses, net”.

5.7.2	Economic hedge

5.7.2.1	Currency hedge

The Group is party to non-deliverable forward (“NDF”) contracts with different counterparties approved by the Board of Directors following the Counterparty Policy to hedge its foreign currency risk in U.S. Dollar and Euro. The Group uses those derivatives to hedge foreign currency risk associated with two exposures: (i) the cash position it holds, and (ii) certain software purchase agreements.

	March 31, 2024
	Minimum Rate	Maximum Rate	Notional	Gain (loss)	Balance

NDF Dollar	4.9500	5.0350	9,023	(673)	(402)
NDF Euro	5.3788	5.4093	285	(23)	6

	December 31, 2023
	Minimum Rate	Maximum Rate	Notional	Gain (loss)	Balance

NDF Dollar	4.8220	4.9400	6,460	19,116	323
NDF Euro	5.3208	5.3715	570	(447)	4

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.7.2.2	Interest rates hedge

The Group mitigates the interest rate risk generated by the gap between its prepayment business (fixed rate) and its funding activities (either fixed or floating) with mixed maturities. This hedge is executed over-the-counter ("OTC") with multiple financial institutions following its Counterparty Policy.

	March 31, 2024
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)	Balance

Interest rate swaps (Fixed rate to CDI)	9.8%	14.2%	Nov/25	8,592,700	482	(1,781)

	December 31, 2023
	Minimum Rate	Maximum Rate	Maturity is up to	Notional	Gain (loss)	Balance

Interest rate swaps (Fixed rate to CDI)	10.2%	14.3%	May/25	6,079,500	(7,328)	(4,424)

5.8.	Financial risk management

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

The Group’s activities expose it to market, liquidity, credit, and counterparty risks. The two main market risks for the Group are interest rates and exchange rates. Interest rate risk arises as the Group’s originates assets at fixed rates (credit card prepayment and loans) and with funding through fixed and floating rates with unmatched maturities of such assets. The second risk arises from fluctuations in exchange rates among Brazilian Reais and the currencies of countries where the Group has subsidiaries in addition to its indebtedness and expenses denominated in currencies other than the Brazilian Real. The Group’s main liquidity risk in potential its inability to raise financing to continue its prepayment business, which although not a legal obligation, is a significant component of its revenues. The counterparty risk is mainly generated by the counterparties with which the Group engages for financial contracts for hedging, investments and committed funding, in addition to its inherent credit risk exposure to credit card issuers.

The Board of Directors has approved policies, including a counterparties policy, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. It is the Group’s policy not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on its nature and the type of risk associated.

The Group’s Financial risk management is carried out by the Risk Management Area.

5.9.	Financial instruments by category

5.9.1.	Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

March 31, 2024
Short and Long-term investments	—	463,686	46,253	509,939
Financial assets from banking solutions	6,620,250	—	—	6,620,250
Accounts receivable from card issuers	5,980	—	26,546,201	26,552,181
Trade accounts receivable	474,442	—	—	474,442
Loans operations portfolio	432,704	—	—	432,704
Derivative financial instruments(a)	—	3,309	—	3,309
Receivables from related parties	2,193	—	—	2,193
Other assets	555,630	—	—	555,630
	8,091,199	466,995	26,592,454	35,150,648

December 31, 2023
Short and Long-term investments	—	3,481,496	45,702	3,527,198
Financial assets from banking solutions	5,250,496	1,147,402	—	6,397,898
Accounts receivable from card issuers	5,877	—	23,971,232	23,977,109
Trade accounts receivable	488,480	—	—	488,480
Loans operations portfolio	250,747	—	—	250,747
Derivative financial instruments(a)	—	4,182	—	4,182
Receivables from related parties	2,512	—	—	2,512
Other assets	518,362	—	—	518,362
	6,516,474	4,633,080	24,016,934	35,166,488

(a)	Derivative financial instruments as of March 31, 2024 of R$ 335,977 (December 31, 2023 – R$ 311,445) were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in OCI.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

5.9.2.	Financial liabilities by category

	Amortized cost	FVPL	Total

March 31, 2024
Deposits from banking customers	5,985,018	—	5,985,018
Accounts payable to clients	19,044,384	—	19,044,384
Trade accounts payable	510,354	—	510,354
Borrowings and financing (a)	5,384,220	—	5,384,220
Obligations to FIDC quota holders	567,655	2,334,126	2,901,781
Derivative financial instruments	—	350,459	350,459
Other liabilities	191,479	406,858	598,337
	31,683,110	3,091,443	34,774,553

December 31, 2023
Deposits from banking customers	6,119,455	—	6,119,455
Accounts payable to clients	19,199,127	—	19,199,127
Trade accounts payable	513,877	—	513,877
Borrowings and financing	5,013,981	—	5,013,981
Obligations to FIDC quota holders	505,231	—	505,231
Derivative financial instruments	—	316,171	316,171
Other liabilities	119,526	410,504	530,030
	31,471,197	726,675	32,197,872

(a)	The debt designated for hedge accounting as the hedged item in a fair value hedge is adjusted for changes on its fair value only attributable to the specifically designated risks being hedged.

5.10.	Fair value measurement

5.10.1.	Assets and liabilities by fair value hierarchy

The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

	March 31, 2024		December 31, 2023
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	509,939	I /II	3,527,198	I /II
Financial assets from banking solutions(b)	—	I	1,147,402	I
Accounts receivable from card issuers(c)	26,546,201	II	23,971,232	II
Derivative financial instruments(d)	3,309	II	4,182	II
	27,059,449		28,650,014

Liabilities measured at fair value
Obligations to FIDC quota holders(d)(g)	2,334,126	II	—	II
Derivative financial instruments(d)	350,459	II	316,171	II
Other liabilities(e) (f)	406,858	III	410,504	III
	3,091,443		726,675

(a)	Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.

(b)	Sovereign bonds are priced using quotations from Anbima public pricing method.

(c)	For Accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.

(d)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.

(e)	These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulae explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

(f)	The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 186,268 was recorded in the consolidated statement of financial position as of March 31, 2024 as a financial liability under Other liabilities (December 31, 2023 - R$ 178,721).

(g)	The debt designated for hedge accounting as the hedged item in a fair value hedge is adjusted for changes on its fair value only attributable to the specifically designated risks being hedged.

In the three month periods ended March 31, 2024 and 2023, there were no transfers between level I and level II and between level II and level III fair value measurements.

5.10.2.       Fair value of financial instruments not measured at fair value

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

	March 31, 2024		December 31, 2023
	Book value	Fair value	Book value	Fair value

Financial assets
Loans operations portfolio	432,704	420,055	250,747	250,877
	432,704	420,055	250,747	250,877

Financial liabilities
Accounts payable to clients	19,044,384	18,299,499	19,199,127	18,685,622
Borrowings and financing	5,384,220	5,026,512	5,013,982	4,692,866
	24,428,604	23,326,011	24,213,109	23,378,488

6.	Other assets

	March 31, 2024	December 31, 2023

Prepaid expenses(a)	202,665	189,371
Customer deferred acquisition costs	190,296	190,239
Receivables from the sale of associates and subsidiaries (b)	54,003	18,676
Judicial deposits	22,438	22,507
Suppliers advances	20,839	35,835
Security deposits	14,236	14,230
Convertible loans	11,267	10,527
Salary advances	7,952	10,837
Other	31,934	26,140
	555,630	518,362

Current	384,188	380,854
Non-current	171,442	137,508

(a)	These expenditures include, but are not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.
The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss once the prepaid services are consumed by the Group.
As of March 31, 2024, the balance includes prepaid media to the Globo group of R$ 39,457 (December 31, 2023 - R$ 96,198). Under the terms of the agreement the amount is available to place media until 2026.

(b)	Refers to balances receivable from buyers for the sale of the equity interest of Pinpag and Everydata Group Ltd. (formerly, StoneCo CI) and its subsidiaries (namely, the Creditinfo Caribbean companies).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

	March 31, 2024	December 31, 2023

Withholding income tax on financial income(a)	131,009	101,579
Other withholding income tax	17,299	19,710
Income tax and social contribution	54,389	9,584
Contributions over revenue(b)	3,062	544
Other taxes	10,384	14,922
	216,143	146,339

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to income taxes, social contributions, and withholding tax prepayments that have been offset against income tax payable.

8.	Income taxes

The Company is domiciled in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.

8.1.	Reconciliation of income tax expense

Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended March 31, 2024 and 2023, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rates at 34% was applied.

In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Three months ended March 31,
	2024	2023

Profit before income taxes	484,017	306,812
Brazilian statutory rate	34%	34%
Tax (expense) at the statutory rate	(164,566)	(104,316)

Additions (exclusions):
Profit (loss) from entities subject to different tax rates	69,612	26,526
Profit (loss) from entities subject to different tax rates - Mark to market on equity securities designated at FVPL	—	10,395
Other permanent differences	(2,862)	(9,355)
Equity pickup on associates	106	(348)
Unrecognized deferred taxes	(24,395)	(4,939)
Use of previously unrecognized tax losses	272	—
Previously unrecognized on deferred income tax (temporary and tax losses)	577	358
Research and development tax benefits (Lei do Bem)	10,020	—
Other tax incentives	814	557
Total income tax and social contribution benefit/(expense)	(110,422)	(81,122)
Effective tax rate	22.8%	26.4%

Current income tax and social contribution	(105,852)	(43,554)
Deferred income tax and social contribution	(4,570)	(37,568)
Total income tax and social contribution benefit/(expense)	(110,422)	(81,122)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

8.2.	Deferred income taxes by nature

	December 31, 2023	Recognized against other comprehensive income	Recognized against profit or loss	March 31, 2024

Assets at FVOCI	179,944	8,464	—	188,408
Losses available for offsetting against future taxable income	343,313	—	18,237	361,550
Other temporary differences	302,551	—	(44,414)	258,137
Tax deductible goodwill	42,625	—	(21,271)	21,354
Share-based compensation	123,211	—	42,728	165,939
Contingencies arising from business combinations	36,320	—	920	37,240
Technological innovation benefit	(9,038)	—	(540)	(9,578)
Temporary differences under FIDC	(224,733)	—	(16,145)	(240,878)
Intangible assets and property and equipment arising from business combinations	(676,215)	—	15,915	(660,300)
Deferred tax, net	117,978	8,464	(4,570)	121,872

8.3.	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 157,348 (December 31, 2023 – R$ 133,710) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

9.	Property and equipment

9.1.	Changes in Property and equipment

	December 31, 2023	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	March 31, 2024
Cost
Pin Pads & POS	2,359,314	168,905	(41,675)	—	—	2,486,544
IT equipment	295,330	11,721	(27,663)	—	29	279,417
Facilities	77,594	666	(47)	288	(4)	78,497
Machinery and equipment	23,950	780	(205)	—	(9)	24,516
Furniture and fixtures	22,684	189	(97)	—	8	22,784
Vehicles and airplane	27,175	38	—	—	1	27,214
Construction in progress	30,962	3,323	(1,313)	(288)	—	32,684
Right-of-use assets - equipment	4,880	—	(197)	—	—	4,683
Right-of-use assets - vehicles	31,976	16,954	(10,329)	—	—	38,601
Right-of-use assets - offices	179,154	7,797	(5,512)	—	6	181,445
	3,053,019	210,373	(87,038)	—	31	3,176,385
Depreciation
Pin Pads & POS	(1,065,406)	(124,621)	36,002	—	—	(1,154,025)
IT equipment	(172,517)	(12,895)	20,885	—	(123)	(164,650)
Facilities	(30,507)	(3,371)	29	—	268	(33,581)
Machinery and equipment	(20,039)	(2,426)	61	—	1,144	(21,260)
Furniture and fixtures	(6,798)	(862)	39	—	(20)	(7,641)
Vehicles and airplane	(5,468)	(769)	—	—	(8)	(6,245)
Right-of-use assets - equipment	(1,150)	(32)	197	—	—	(985)
Right-of-use assets - Vehicles	(23,302)	(3,581)	6,115	—	—	(20,768)
Right-of-use assets - Offices	(65,935)	(8,256)	5,242	—	109	(68,840)
	(1,391,122)	(156,813)	68,570	—	1,370	(1,477,995)

Property and equipment, net	1,661,897	53,560	(18,468)	—	1,401	1,698,390

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

9.2.	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31,
	2024	2023

Cost of services	161,853	139,370
Administrative expenses	46,484	61,195
Selling expenses	8,998	11,929
Depreciation and Amortization charges (Note 16)	217,335	212,494
Depreciation charge	156,813	136,632
Amortization charge	60,522	75,862
Depreciation and Amortization charges	217,335	212,494

10.	Intangible assets

10.1.	Changes in Intangible assets

	December 31, 2023	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	March 31, 2024

Cost
Goodwill - acquisition of subsidiaries	5,634,903	—	(44,535)	—	—	(83)	5,590,285
Customer relationships	1,793,696	2,071	(11,675)	—	—	—	1,784,092
Trademarks and patents	550,999	2,065	(11,829)	—	—	—	541,235
Software	1,334,698	36,285	(17,887)	32,905	—	1,222	1,387,223
Non-compete agreement	26,024	—	—	—	—	—	26,024
Operating license	5,674	—	—	—	—	—	5,674
Software in progress	274,608	75,097	(2,234)	(32,565)	—	—	314,906
Right-of-use assets - Software	50,558	789	—	—	—	—	51,347
	9,671,160	116,307	(88,160)	340	—	1,139	9,700,786
Amortization
Customer relationships	(343,981)	(15,384)	10,914	—	—	—	(348,451)
Trademarks and patents	(20,219)	1,296	3,547	—	—	—	(15,376)
Software	(474,163)	(41,525)	13,570	(340)	(414)	(76)	(502,948)
Non-compete agreement	(12,834)	(1,218)	—	—	—	—	(14,052)
Operating license	(5,673)	—	—	—	—	—	(5,673)
Right-of-use assets - Software	(19,371)	(3,691)	—	—	—	—	(23,062)
	(876,241)	(60,522)	28,031	(340)	(414)	(76)	(909,562)

Intangible assets net	8,794,919	55,785	(60,129)	—	(414)	1,063	8,791,224

11.	Transactions with related parties

Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

The following transactions were carried out with associates related parties:

	Three months ended March 31,
	2024	2023

Sale of services

Associates (legal and administrative services)(a)	11	38
	11	38

Purchases of goods and services

Associates (transaction services)(b)	(370)	(1,226)
	(370)	(1,226)

(a)	Related to services provided to Trinks.

(b)	Related mainly to expenses paid to Trinks, RH Software, APP and Tablet Cloud for consulting services, marketing expenses, sales commissions and software license to new customer’s acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

11.1.	Balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2024	December 31, 2023

Loans to associate	2,193	2,512
Receivables from related parties	2,193	2,512

As of March 31, 2024, there is no allowance for expected credit losses on related parties receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

12.	Provision for contingencies

The Group companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

12.1.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2023	35,862	39,705	133,299	208,866
Additions	16,757	12,713	2	29,472
Reversals	(3,813)	(9,515)	—	(13,328)
Interests	1,201	3,491	3,456	8,148
Payments	(4,910)	(2,444)	(2)	(7,356)
Balance as of March 31, 2024	45,097	43,950	136,755	225,802

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

	Civil	Labor	Tax	Total

Balance as of December 31, 2022	25,324	24,460	160,592	210,376
Additions	6,483	2,316	8,400	17,199
Reversals	(2,369)	(12,485)	(4,712)	(19,566)
Interests	820	963	4,989	6,772
Payments	(915)	—	(14,697)	(15,612)
Balance as of March 31, 2023	29,343	15,254	154,572	199,169

12.1.1.	Civil lawsuits

In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations has been categorized according to the primary business fronts of the Company. Substantial provisions are specifically summarized in two of these business domains, namely (i) acquiring, totaling R$ 24,593 as of March 31, 2024 (R$ 18,556 as of December 31, 2023) and (ii) banking, totaling R$ 15,687 as of March 31, 2024 (R$ 12,559 as of December 31, 2023).

12.1.2.	Labor claims

In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.

12.2.	Possible losses, not provided for in the statement of financial position

The Group has the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	March 31, 2024	December 31, 2023

Civil	55,665	50,762
Labor	2,640	2,179
Tax	176,665	181,163
Total	234,970	234,104

12.2.1.	Civil lawsuits

The Group is a party to several legal actions whose subjects are connected to its ordinary operations. In this regard, civil lawsuits have been categorized according to the Company’s primary business fronts, namely: (i) acquiring, amounting to R$ 12,675 as of March 31, 2024 (R$ 9,239 as of December 31, 2023); and (ii) software, amounting to R$ 28,747 as of March 31, 2024 (R$ 28,412 as of December 31, 2023).

For the acquiring business, there is a noteworthy lawsuit filed by a business partner who was responsible for a portion of the acquisition and referral of commercial establishments. The amount considered as a possible loss is R$ 10,914 as of March 31, 2024 (R$ 10,706 as of December 31, 2023). For the software product line, there is significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 26,093 as of March 31, 2024 (R$ 25,596 as of December 31, 2023).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

12.2.2 Tax litigations

An action for annulment of tax debits regarding the tax assessment issued by the state tax authorities on the understanding that the Group would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to state tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary tax obligations. As of March 31, 2024, the updated amount recorded as a probable loss is R$ 28,669 (December 31, 2023 - R$ 27,937), and the amount of R$ 30,005 (December 31, 2023 - R$ 29,727) is considered as a possible loss (contingency arising from the acquisition of Linx).

During 2022 and 2023, the Group received tax assessment issued by a municipal tax Authority relating to the allegedly insufficient payment of tax on services rendered. As of March 31, 2024 the updated amount of claim are R$ 134,331 (December 31,2023 – R$ 129,141). The cases, classified as possible loss, are being challenged at the administrative level of the court.

12.3.	Judicial deposits

For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of March 31, 2024 is R$ 22,438 (December 31, 2023 - R$ 22,507), which are included in Other assets in the non-current assets.

13.	Equity

13.1	Authorized capital

On March 31, 2024 and December 31, 2023, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

13.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

There were no changes in the number shares during the three months ended March 2024:

	Number of shares
	Class A	Class B	Total

At December 31, 2023	295,498,750	18,748,770	314,247,520
At March 31, 2024	295,498,750	18,748,770	314,247,520

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

13.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On September 21, 2023, the Company's Board of Directors approved a new program under which the Company may repurchase up to R$ 300,000 in outstanding Class A common shares ("New Repurchase Program"). The New Repurchase Program went into effect after the date of the resolution.

Following the New Repurchase Program concluded in early November 2023, on November 9, 2023 the amount of R$ 292,745 was used to repurchase shares. As a result, the Company's Board of Directors approved an additional share repurchase program. Under this program, the Company may repurchase up to R$ 1 billion in Class A common shares (“Additional Share Repurchase Program”).

As of December 31, 2023 the Company holds 5,311,421 Class A common shares in treasury. The main transactions involving treasury shares during the calendar year ended on December 31, 2023 were: (i) sale of 16,641 Class A common shares to Pagar.me, which were used for payment of contingent consideration related to acquisition of Trampolin, which originally occurred in August 2021; (ii) delivery of 824 shares in the context of the transaction completed with Vitta Group in May 2020; (iii) delivery of 132,607 shares to Linx founders shareholders, in accordance with the non-compete agreement signed; (iv) delivery of 375,531 shares due to vesting of RSUs awards ; (v) transfer of 130,488 treasury shares due to the anti-dilutive mechanism of the IPO pool signed with the founders of the Company; and (vi) repurchase of 5,733,740 Class A shares for the amount of R$ 292,745.

The main transaction during the first quarter of 2024 was the fulfillment of vesting conditions of 63,689 shares. As of March 31, 2024, the Company maintains a balance of 5,247,732 Class A common shares in treasury.

13.4. Other comprehensive income

Other comprehensive income (“OCI”) represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Exchange differences on translation of foreign operations	(40,473)	(41,266)
Accounts receivable from card issuers at fair value	(364,620)	(348,529)
Unrealized loss on cash flow hedge	(239,687)	(197,188)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Fair value of equity instruments designated at fair value	255,103	254,353
Effects of hyperinflationary accounting	13,078	12,181
Total	(376,599)	(320,449)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share considers the number of shares outstanding for the purposes of Basic earnings plus (when dilutive) the number of potentially issuable shares.

All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.

14.1.	Numerator of earnings per share

In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31,
	2024	2023

Net income attributable to controlling shareholders	372,981	226,639
Numerator of basic EPS	372,981	226,639

In determining the numerator of diluted EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31,
	2024	2023

Numerator of basic EPS	372,981	226,639
Numerator of diluted EPS	372,981	226,639

14.2.	Basic and Diluted earnings per share

The following table contains the EPS of the Group for the three months ended March 31, 2024 and 2023 (in thousands except share and per share amounts):

	Three months ended March 31,
	2024	2023

Numerator of basic EPS	372,981	226,639

Weighted average number of outstanding shares	308,999,088	312,748,594
Weighted average number of contingently issuable shares with conditions satisfied	119,535	—
Denominator of basic EPS	309,118,623	312,748,594

Basic earnings per share - R$	1.21	0.72

Numerator of diluted EPS	372,981	226,639

Share-based instruments (a)	6,972,810	12,163,245
Denominator of basic EPS	309,118,623	312,748,594
Denominator of diluted EPS	316,091,433	324,911,839
Diluted earnings per share - R$	1.18	0.70

(a)	Including share-based compensation, contingent consideration and non-compete agreement with founders of Linx. Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

14.3.	Detail of potentially issuable common shares for purposes of Diluted EPS

The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

March 31, 2024

Shares issuable under share-based payment plans for which performance conditions have already been met	12,975,203
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(6,402,521)
Other total weighted average shares potentially issuable for no additional consideration	400,128
Share-based instruments	6,972,810

15.	Revenue and income

15.1.	Timing of revenue recognition

Net revenue from transaction activities and other services and discount fees charged for the prepayment are recognized at a point in time, except for membership fees which are recognized over time as mentioned in Note 2.1. All other revenue and income are recognized over time.

During the three months ended March 31, 2024 the Group billed R$ 78,995 in membership fees (three months ended March 31, 2023 - R$ 81,958). The Group has recognized revenue to those membership fees in the amount of R$ 10,309 in the three months ended March 31, 2024 (March 31, 2023 - R$ 81,958).

Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 9,000 of registry business fee in the three months ended March 31, 2024 (R$ 19,159 in three months ended March 31, 2023).

16.	Expenses by nature

	Three months ended March 31,
	2024	2023

Personnel expenses	677,018	688,360
Mark-to-market on equity securities designated at FVPL	—	(30,574)
Transaction and client services costs (a)	354,171	287,660
Depreciation and amortization (Note 9.2)	217,335	212,494
Marketing expenses and sales commissions (b)	270,362	183,643
Third parties services	65,695	61,268
Other	120,076	77,332
Total expenses	1,704,657	1,480,183

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services, allowance for expected credit losses and other costs.

(b)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

17. Financial expenses, net

	Three months ended March 31,
	2024	2023

Finance cost of sale of receivables	672,802	714,711
Other interest on loans and financing (Note 5.6.1)	116,553	83,423
Cost of bond (Note 5.6.1 and 5.7.1)	85,140	102,946
Foreign exchange (gains) and losses	(2,967)	(9,868)
Other	25,019	32,427
Total	896,547	923,639

18.	Employee benefits

18.1.	Share-based payment plans

The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of March 31, 2024 and December 31, 2023.

	Equity
	RSU	PSU	Options	Total
Balance as of December 31, 2023	12,429,557	8,305,048	45,159	20,779,764
Granted	2,369,160	124,420	—	2,493,580
Cancelled	(958,346)	(2,982,630)	—	(3,940,976)
Delivered (a)	(68,569)	—	—	(68,569)
Balance as of March 31, 2024	13,771,802	5,446,838	45,159	19,263,799

(a)	The delivery of the period net of withholding taxes represents 63,689 shares.

18.1.1.       Restricted share units ("RSU")

RSUs have been granted to certain key employees under the LTIP to incentivize and reward such individuals. These awards are equity-classified for accounting purposes and may be granted as part of the annual equity bonus and also as special recognition equity awards with a weighted average vesting period of 2.9 years, subject to and conditioned upon the achievement of certain targets which are generally solely service conditions. Assuming these conditions are met, awards are settled through Class A common shares. If the applicable conditions are not achieved, the awards are forfeited for no consideration.

In the first quarter of 2024, the Company granted 2,369,160 RSU’s with an average grant-date fair value of R$ 81.75, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, 68,569 RSUs vested in the first quarter, resulting in a delivery through treasury shares of 63,689 shares net of withholding taxes.

18.1.2.	Performance share units ("PSU")

PSUs are equity classified for accounting purposes and the vast majority have been granted as part of special recognition equity awards with a weighted average vesting period of 2.7 years. PSU grants beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) for a specific period. If the minimum performance condition is not met the PSUs will not be delivered.

The fair value of the instruments is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related expense is recognized over the vesting period. The performance condition is considered for estimating the grant-date fair value and of the number of PSUs expected to be issued, based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

In the first quarter of 2024, the Company granted 124,420 new PSUs with an average grant-date fair value of R$ 9.10. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. For the grants mentioned above, the main two inputs to the model were: (i) Risk–free interest rate between of 3.94% and 4.77% according to 3-month LIBOR/SOFR forward curve for 3 and 5 years period, and (ii) annual volatility between 73.3% and 75.1%, based on the Company’s historical stock price.

18.1.3.	Options

The Group has granted awards as stock options, of which the exercise date will be between 3 and 10 years with a fair value estimated at the grant date based on the Black-Scholes-Merton pricing model. On March 31, 2024, R$ 14,592 (R$ 14,592 for the three months ended March 31, 2023) stock options were exercisable.

18.1.4 Share-based payment expenses

During the first quarter of 2024, a net reversal of R$ 40,461 was recognized due to extraordinary events such as the forfeiture of 3,833,527 shares because of failure to satisfy service vesting condition.

The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 25,783 for the three months ended March 31, 2024 (R$ 70,118 for the three months ended March 31, 2023).

19.	Other disclosures on cash flows

19.1.	Non-cash operating activities

	Three months ended March 31,
	2024	2023
Fair value adjustment on loans designated at FVPL	—	(116,400)
Adjustment on FIDC obligations designated for fair value hedge	16,805	—
Fair value adjustment on equity securities designated at FVPL	—	30,574
Fair value adjustment in financial instruments designated at FVPL	16,805	(85,826)

Changes in the fair value of accounts receivable from card issuers at FVOCI	24,381	(91,757)
Fair value adjustment on equity instruments/listed securities designated at FVOCI	750	(393)

19.2.	Non-cash investing activities

	Three months ended March 31,
	2024	2023

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	25,540	25,835

19.3.	Non-cash financing activities

	Three months ended March 31,
	2024	2023

Unpaid consideration for acquisition of non-controlling shares	725	1,277

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

19.4	Breakdown of interest income received, net of costs

	Three months ended March 31,
	2024	2023
Interest income received on accounts payable to clients	1,631,010	1,321,504
Finance cost of sale of receivables on Accounts receivable from card issuers (Note 17)	(672,802)	(714,711)
Interest income received, net of costs	958,208	606,793

19.5.	Property and equipment, and intangible assets

	Three months ended March 31,
	2024	2023

Additions of property and equipment (Note 9.1)	(210,373)	(314,181)
Additions of right of use (IFRS 16) (Note 9.1)	24,751	25,025
Payments from previous period	(65,348)	(176,835)
Purchases not paid at period end	70,348	125,906
Prepaid purchases of POS	—	(244)
Purchases of property and equipment	(180,622)	(340,329)

Additions of intangible assets (Note 10.1)	(116,307)	(71,131)
Additions of right of use (IFRS 16) (Note 10.1)	789	1,502
Payments from previous period	(14,117)	(6,593)
Purchases not paid at period end	3,608	161
Purchases and development of intangible assets	(126,027)	(76,061)

Net book value of disposed assets (Notes 9.1 and 10.1)	78,597	27,855
Net book value of disposed Leases (Note 5.6.1)	(4,695)	(10,407)
Gain (loss) on disposal of property and equipment and intangible assets	(6,070)	(14,948)
Disposal of Pinpag property, equipment and intangible assets	(59,176)	—
Outstanding balance	(8,615)	(2,295)
Proceeds from disposal of property and equipment and intangible assets	41	205

20.	Segment information

In line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non-allocated activities:

•     Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business.

•     Software: Composed of our Strategic Verticals (Retail, Gas Stations, Food and Drugstores), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.

•     Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

20.1.	Statement of profit or loss by segment

	Three months ended March 31, 2024
	Financial Services	Software	Non allocated

Total revenue and income	2,710,347	369,070	5,493

Cost of services	(647,571)	(162,339)	(16)
Administrative expenses	(158,897)	(70,576)	(2,561)
Selling expenses	(447,024)	(81,498)	(1,153)
Financial expenses, net	(878,129)	(11,038)	(74)
Other income (expenses), net	(50,155)	(6,574)	—
Total adjusted expenses	(2,181,776)	(332,025)	(3,804)

Gain on investment in associates	—	120	191
Adjusted profit before income taxes	528,571	37,165	1,880

Income taxes and social contributions	(107,268)	(9,492)	(428)
Adjusted net income for the period	421,303	27,673	1,452

	Three months ended March 31, 2023
	Financial Services	Software	Non allocated

Total revenue and income	2,335,926	358,218	17,512

Cost of services	(555,272)	(164,196)	(1,808)
Administrative expenses	(170,930)	(83,458)	(8,064)
Selling expenses	(314,827)	(68,952)	(6,149)
Financial expenses, net	(895,018)	(13,631)	(236)
Other income (expenses), net	(92,627)	(11,011)	(438)
Total adjusted expenses	(2,028,674)	(341,248)	(16,695)

Gain (loss) on investment in associates	(1,273)	(107)	357
Adjusted profit before income taxes	305,979	16,863	1,174

Income taxes and social contributions	(79,081)	(8,377)	39
Adjusted net income for the period	226,898	8,486	1,213

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2024

(In thousands of Brazilian Reais, unless otherwise stated)

20.2.	Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Three months ended March 31,
	2024	2023

Adjusted net income – Financial Services	421,303	226,898
Adjusted net income – Software	27,673	8,486
Adjusted net income – Non allocated	1,452	1,213
Adjusted net income	450,428	236,597

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter	—	30,574
Amortization of fair value adjustment (a)	(12,288)	(33,673)
Other income (loss)(b)	(71,311)	(14,105)
Tax effect on adjustments	6,766	6,297
Consolidated net income	373,595	225,690

(a)	Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation of Linx and divestment of assets.